Advanced Cell Technology, Inc.

33 Locke Drive

Marlborough, MA 01752

October 9, 2012

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Jeffrey P. Riedler, Assistant Director

Re:	Advanced Cell Technology, Inc. Form 10-K for the Fiscal Year Ended December 31, 2011 Filed March 1, 2012 File No. 000-50295

Ladies and Gentlemen:

The following responses address the comments of the reviewing Staff of the Securities and Exchange Commission (the “Staff”) as set forth in a comment letter dated October 1, 2012 relating to the above-referenced Form 10-K of Advanced Cell Technology, Inc. (the "Company")

Compensation Discussion and Analysis, page 54

1.	We note your response to Comment 1 and your proposed disclosure to be included in an amended Form 10-K. From your proposed disclosure, it is clear that Mr. Rabin received $207,692 as a performance bonus and $41,667 as a retention bonus in 2011. However, your proposed disclosure does not identify the basis for the additional $400,000 in compensation awarded to Mr. Rabin as reflected under the “Bonus” column of your summary compensation table. Please revise your proposed disclosure to provide the bases for this additional bonus compensation and how such bonus was determined.

Response:

The Company will amend the 10-K to revise the paragraph in the compensation discussion and analysis section regarding Mr. Rabin’s bonus to read as follows (marked against the Company’s prior response letter):

Pursuant to Mr. Rabin’s original employment agreement, dated December 14, 2010, the Company granted Mr. Rabin a performance bonus on April 15, 2011 of $207,692 and an additional performance bonus of $150,000 on July 15, 2011. Under this original employment agreement, the Company agreed to pay Mr. Rabin a performance bonus of not less than $144,000 (30% of base salary) and not more than $720,000 (150% of base salary) annually, with the actual amount to be determined by the Compensation Committee and payable by the Company quarterly on a pro rata basis, based on the performance of Mr. Rabin and the Company, with reference to performance goals and/or metrics established by the Compensation Committee in consultation with Mr. Rabin. Such performance goals and/or metrics had not been established at the time of the grant of Mr. Rabin’s $207,692 or $150,000 bonuses, and Mr. Rabin’s bonuses of $207,692 and $150,000 were~~as~~ calculated based on 150% and 125% of his base salary (150% being the maximum amount payable under the original employment agreement), respectively, from the period December 24, 2010 through March 31, 2011, and April 1, 2011 to June 30, 2011, respectively. Pursuant to Mr. Rabin’s amended and restated employment agreement, dated July 1, 2011, the Company awarded Mr. Rabin a retention bonus on August 5, 2011 of $41,667, and a performance bonus of $250,000 on December 31, 2011. Mr. Rabin’s amended and restated and employment agreement provided for an annual guaranteed minimum performance bonus of $100,000, with the actual amount to be determined by the Compensation Committee, based on the performance of Mr. Rabin and the Company with reference to performance goals and/or metrics established by the Compensation Committee in consultation with Mr. Rabin. Such performance goals and/or metrics had not been established at the time of the grant of Mr. Rabin’s $250,000 bonus, and the $250,000 bonus amount was determined by the Compensation Committee’s in its discretion based on its subjective assessment of Mr. Rabin’s performance. On July 1, 2011, (1) 10,000,000 restricted shares of common stock (2) a non-qualified option to purchase 10,000,000 shares of common stock with an exercise price per share equal to the fair market value on the date of grant, (3) a non-qualified option to purchase 5,000,000 shares of common stock with a price per share equal to $0.30; and (4) a non-qualified option to purchase 5,000,000 shares of common stock with a price per share equal to $0.45 were granted to Mr. Rabin. Bonuses and options were awarded to Mr. Rabin in accordance with his original and his amended and restated employment agreement, as applicable.

2.	We note your response to Comment 2 and the proposed disclosure you have provided for your 2011 grants of plan-based awards table to be included in an amended Form 10-K. In particular, we note that your grants of plan-based awards table reflects an award to Mr. Rabin with a July 1, 2011 grant date for a maximum award of $2,000,000. Please provide narrative disclosure accompanying your grants of plan-based awards table which identifies the source for this $2,000,000 award. In this regard, we note that under Mr. Rabin’s amended employment agreement the annual incentive bonus provided a maximum potential award of $450,000 in 2011. Please revise your proposed disclosure accordingly to explain this inconsistency. In addition, please provide footnoted disclosure to the table identifying the source for each of the grants of non-equity incentive compensation reflected therein. For example, as it appears that the July 1, 2011 grant of an award with a $100,000 threshold relates to Mr. Rabin’s 2011 performance bonus under his amended employment agreement, you should include a footnote to the table highlighting this information.

Response:

The Company will amend the outstanding equity awards table section to read as follows.

The following table sets forth information regarding stock option awards to our named executive officers under our stock option plans for the year ended December 31, 2011:

Name and		Estimated future payouts under non-equity incentive plan awards			Estimated future payouts under equity incentive plan awards			All other stock awards Number of shares of stock or	All other option awards: Number of securities underlying	Exercise or base price of option awards	Grant date fair value of stock and option Grant
Principal Position	Grant Date	Threshold ($)	Target ($)	Maximum ($)	Threshold ($)	Target ($)	Maximum ($)	units (#)	options (#)	($/Sh) (1)	awards ($)(2)
Gary Rabin
Chief Executive Officer and Chairman	7/1/2011	-	-	2,450,000(3)	-	-	-	-	-	-
	7/1/2011	100,000(4)	-	-	-	-
	7/1/2011	-	-	-	-	-	-	10,000,000	-	-	1,850,000
	7/1/2011	-	-	-	-	-	-	-	10,000,000	0.185	1,749,065
	7/1/2011	-	-	-	-	-	-	-	5,000,000	0.30	860,963
	7/1/2011	-	-	-	-	-	-	-	5,000,000	0.45	847,515

Robert P. Lanza, M.D.,	8/8/2011	-	-	-	-	-	-	15,000,000	-	-	2,356,500
Chief Scientific Officer	8/8/2011	-	-	-	-	-	-	-	15,000,000	0.157	2,222,645

 ____________________

(1)	Valued based on the closing price of the Company’s common stock on the date of grant.
(2)	The aggregate fair value of the stock option awards were calculated as of the grant date utilizing the Black-Scholes option-pricing model and in accordance with FASB ASC Topic 718. The assumptions used in the Black-Scholes option-pricing model are disclosed in the notes to the financial statements included in this Annual Report on Form 10-K for the fiscal year ended December 31, 2011.
(3)	Represents the maximum annual incentive bonus payable under Mr. Rabin’s amended and restated employment agreement, including (i) $450,000 for 2011, (ii) $1,000,000 for 2012, and (iii) $1,000,000 for 2013.
(4)	Represents the guaranteed annual minimum performance bonus payable under Mr. Rabin’s amended and restated employment agreement.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Very truly yours,

/s/ Gary Rabin